August 16, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention:                                         Mr. H. Roger Schwall, Assistant Director

Re:                             Kinross Gold Corporation (“Kinross” or the “Company”)

Form 40-F for the Fiscal Year Ended December 31, 2009 (the “Filing”)

File No. 001-13382

Dear Mr. Schwall:

Further to our letter of July 30, 2010, we have received your comment letter of June 29, 2010 regarding the Filing and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2009

Exhibit 99.3

Financial Statements

Note 4 — Acquisitions, page 99

1.                          We note that on December 16, 2008 you acquired a 40% interest in Minera Santa Rosa SCM (“Minera”) and subsequently purchased the remaining 60% interest on January 7, 2009.  We understand that as of December 31, 2008, you accounted for your 40% interest in Minera as an equity investment and upon obtaining control of the entity, in January 2009, you began to consolidate the entity and reclassified the original investment of $141.1 million to mineral interests.  Please tell us how you considered the guidance on acquisitions achieved in stages as seen in FASB ASC paragraphs 805-10-25-9 through 10, quantifying the impact this guidance would have on your U.S. GAAP results.

Response:

On November 20, 2008, Kinross announced that it had entered into separate agreements with Teck Cominco Ltd. (“Teck”) and certain subsidiaries of Anglo American plc (“Anglo”) pursuant to which Kinross would acquire a 100% interest in Minera Santa Rosa SCM (“Minera”).  Minera owns 100% of the Lobo-Marte gold project.

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera from certain subsidiaries of Anglo.  This acquisition was accounted for as an equity investment as of December 31, 2008 because it was determined that Kinross had significant influence.

On January 7, 2009 Kinross acquired the remaining 60% interest in Minera from Teck, thereby acquiring 100% of Minera, and, in accordance with FASB ASC paragraphs 805-10-25-1, Kinross determined whether the acquisition of Minera was a business combination by applying the definition of a business, as defined in FASB ASC paragraph 805-10-20.  Application of these paragraphs requires that the assets acquired and the liabilities assumed constitute a business.

Kinross considered at the time of the acquisition FASB ASC paragraphs 805-10-55-4 through 9 in determining whether Minera, a development stage entity, qualified as a business by assessing the three elements of a business as follows:

•                  Inputs — Minera had the following input elements at the time of the acquisition:

•                  the sole asset of Minera was the ownership of the Lobo-Marte gold project in Chile, which had been dormant for a significant number of years, and proven and probable reserves had not been declared in respect of the project.  Without proven and probable reserves being declared, the commercial viability and technical feasibility of the project had not been established.

•                  No processing facilities or equipment were located on the property and construction had not begun to build commercial scale facilities.

•                  There were no employees.

•                  Processes — Minera had no processes, strategic or operational, in place that could have been applied to the inputs that would have had the capability to produce outputs.

•                  Outputs — Minera had no outputs as planned principal activities (i.e.: mining gold) had not begun.  Indeed, no plan to produce outputs (i.e. a feasibility study) had been performed, and thus, the commercial viability of producing outputs had not yet even been established.

As a result of this assessment and the impact of the missing elements, the most significant of which was the lack of proven and probable reserves, Minera was not considered to qualify as a business.  Therefore, this transaction was considered outside of the scope of FASB ASC 805 and was accounted for as an asset acquisition, whereby a cost accumulation model was applied and the consideration paid at each of the closing dates constituted the cost of the asset acquired.

2.                          We understand in 2008, you acquired Aurelian Resources Inc., a Canadian based public company by purchasing all of its issued and outstanding shares of common stock.  We note your disclosures indicate that you have accounted for this as an asset purchase.  Please tell us how you determined that this transaction should not be accounted for as an acquisition of a business for U.S. GAAP purposes.  Within your response please provide an analysis to support Aurelian Resources Inc. does not qualify as a business as defined in paragraph 6 of EITF 98-3.

Response:

In accordance with EITF 98-3, development stage businesses that have not commenced planned principal operations are presumed not to be a business.  Aurelian Resources Inc. (“Aurelian”) was a development stage enterprise, the principal asset of which was the mineral rights associated with the Fruta del Norte (“FDN”) gold project in Ecuador.  At the time of the acquisition of Aurelian, no proven and probable reserves had been declared in respect of the project and construction of commercial scale facilities had not begun.  Without proven and probable reserves the commercial viability and technical feasibility of the project had not been established and it was not known whether the project was capable of operating as a business.  Therefore the acquisition of Aurelian was not accounted for as a business combination, but rather as an asset acquisition.

The elements necessary for the transferred set of activities and assets to be considered a business as required by EITF 98-3, paragraph 6 were evaluated at the date of acquisition as follows:

Step one — Identification of elements of a business included in the acquisition of Aurelian

•                  Inputs — Aurelian had the following input elements at the time of acquisition:

•                  Long-lived assets:

•                  At March 31, 2008 Aurelian had negligible property, plant and equipment.

•                  A feasibility study had not yet been completed to determine the estimated capital expenditures that would have been required to build commercial scale facilities and to establish the economic viability of the project.

•                  Intellectual property — Aurelian had no intellectual property.

•                  The ability to obtain access to necessary material or rights — Aurelian held the mineral rights to the FDN gold project.

•                  Employees — Aurelian had limited employees, primarily to raise capital and to administer and further its exploration activities.

•                  Processes — Aurelian had the following systems, standards, protocols, conventions and rules that act to define the processes necessary for normal, self-sustaining operations as an exploration company:

•                  Strategic management processes were in place to allow Aurelian to raise capital and to explore and obtain permits for properties containing precious metals.

•                  Operational processes primarily focused on exploration activities were in place prior to the acquisition date.

•                  Resource management processes, including human resource management, were in place prior to the acquisition date allowing Aurelian to operate as an exploration company.

•                  Outputs — Because gold is a commodity with a readily available market, Aurelian had the ability to access customers for its output once its mine began production.  However, as noted above, at the time of the acquisition no outputs had yet been produced and it was not known whether outputs could be economically produced.

Step two — comparison of identified elements to the complete set of elements necessary to conduct normal operations in order to identify any missing elements

Various missing elements were identified including:

•      Proven and probable reserves had not been established for the FDN gold project, Aurelian’s principal asset.

•      The capital expenditures necessary to complete the feasibility study in order to establish proven and probable reserves, construct the mine and bring the FDN gold project into commercial production had not been quantified, were likely to be significant and were not available at the acquisition date.

•      Aurelian had no outputs as its principal project was still in the exploration stage, commercial viability had not been established and no productive capability existed.

Step three — Assessment of whether the missing elements are minor and conclusion that the transferred set is not a business

Aurelian had not yet commenced planned principal operations and was in the development stage, so it is presumed not to be a business under EITF 98-3. The extent of the missing elements noted above are significant, such that there were no outputs, and as such a business was not considered to exist.

As a result of this assessment and the combined impact of the missing elements, together with the development stage presumption, it was determined that Aurelian was not a self-sustaining business enterprise and therefore its acquisition cannot be considered a business combination.

Note 9 — Long Term Debt and Credit Facilities, page 122

Corporate revolving credit and term loan facilities, page 123

3.                          We note your narrative disclosures on page 123 which indicate that you had drawn down $28.9 million on your corporate revolving credit facility as of December 31, 2009.  Please clarify whether this amount is outstanding as of December 31, 2009 and explain why it does not appear to be reflected in the line item labeled “corporate revolving credit facility” in your tabular disclosures at page 122.

Response:

We acknowledge that the narrative disclosures on page 123 indicate that $28.9 million was drawn on the amended revolving credit facility.  These drawings relate to letters of credit that have been issued and thereby reduce the overall credit available under the revolving credit facility.  This $28.9 million reduction in available credit due to these letters of credit is appropriately not included in the tabular disclosures on page 122 as it does not represent an amount owing under the revolving credit facility as at December 31, 2009.  The reference to ‘letters of credit’ was erroneously omitted from the narrative disclosure.

We will include expanded disclosures in future filings that will provide clarification between cash drawdowns against the revolving credit facility and non-cash letters of credit that reduce the  outstanding credit available under the revolving credit facility.

Kupol project financing, page 125

4.                          We note your disclosures indicate that you issued 3.8 million shares to IFC upon their exercise of 8.5 million share purchase warrants on March 20, 2009 and that you assigned a $25 million outstanding loan balance owed to IFC to EastWest Gold Corporation, as a result of the aforementioned issuance.  Further we understand that you have treated the loan as an intercompany transaction and have eliminated the balance upon consolidation in your June 30, 2009 financial statements.  Please address the following points:

•                                          Explain how IFC’s warrant exercise alleviated your obligations to IFC, also describing how the issuance of your shares resulted in the transfer of the $25 million liability to EastWest Gold Corporation.

•                                          As you characterize EastWest Gold Corporation as a wholly owned subsidiary, tell us why the $25 million obligation to IFC should not be included in your consolidated results.

Response:

As disclosed in the Company’s annual 2008 financial statements, Note 9(iv), the Kupol project was partially financed by a loan from the International Finance Corporation (“IFC”) to Chukotka Mining and Geological Company (“CMGC”), Kinross’ 75% owned subsidiary, which is accounted for on a consolidated basis.  The balance outstanding at December 31, 2008 was $19.8 million.  During the first quarter of 2009, and before the transaction referred to in question 4, this loan was fully drawn and the amount outstanding increased to $25.0 million.

Also disclosed in Note 9(iv) of the annual 2008 financial statements, was the fact that IFC held 8.5 million Kinross share purchase warrants convertible into 3.8 million Kinross shares at an exercise price of $6.61 per share, which upon exercise would total $25.0 million.

During the first quarter of 2009, IFC exercised their warrants and 3.8 million Kinross shares were issued.  It was agreed between Kinross and IFC that the payment obligation of $25.0 million by IFC to Kinross, from the exercise of these warrants, would be satisfied by the assignment of the principal amount of the IFC loan outstanding of $25.0 million to EastWest Gold Corporation, a wholly-owned subsidiary of Kinross.  As a result of this loan assignment, there were no further obligations by the Company to IFC pursuant to the IFC loan and no cash was exchanged between the parties.

Consequently, the third party loan payable to IFC by CMGC became an intercompany loan payable to EastWest Gold Corporation by CMGC.  Since EastWest Gold Corporation and CMGC are both subsidiaries of Kinross, this intercompany loan now eliminates on consolidation.

Engineering Comments

General

5.                          The file number currently shown on the cover of your Form 40-F is 0-10321.  However, it appears that the appropriate file number is 001-13382.  Please review and revise as needed.

Response:

The correct Kinross’ filing number is, as noted, 001-13382 having been changed from 0-1321 when common shares of Kinross were listed on the NYSE in 2003.  We will ensure the correct number is referenced when we file our next annual report on Form 40-F.

Environmental Considerations, page 23

6.                          We note your statement regarding Kinross’ policies on the environment, health and safety.  Please elaborate on these policies here and in other appropriate sections of your filing and include a discussion of your performance referencing appropriate statistical measures your organization utilizes to monitor performance, which may include the occupational injury and frequency rates and comparisons to comparable national or industry statistics.

Response:

We make publicly available, in the “Corporate Responsibility” section of our website (www.kinross.com/corporate-responsibility.aspx), the information referred to in the Staff’s comment regarding our applicable policies, performance metrics and performance results (in the form of data tables for the years 2007, 2008 and 2009) in the areas of environment, health and safety.

Prior to filing our Annual Report on Form 40-F for the year ending December 31, 2010, we will review our disclosure relating to the above-referenced subject matter in light of the information we provide on our website.  To the extent necessary, we will update our disclosure in accordance with any applicable requirements of the Commission regarding such disclosure.

7.                          In addition to the above information please provide supplimentally, the appropriate safety related information/data from each of your operating facilities.  This may include your estimates of man-hours, fatalities, lost time, and reportable injuries segregated by the facility type (surface, underground, plant, etc.) for the last three years.

Response:

The requested information is available on the Corporate Responsibility section of our website (www.kinross.com/corporate-responsibility/corporate-responsibility-reports.aspx).  In particular, the annual data tables for the years 2007 through 2009, inclusive, and the bi-annual Corporate Responsibility reports for the years 2007 and 2009, include the information requested by the Staff.  For your reference, enclosed with the hard copy of this letter delivered to you, is a copy of our 2009 data tables.

Closing Comments

Response:

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We are available to discuss any of the foregoing at your convenience.  Please contact the undersigned by telephone at 416-365-3343 or by email at thom.boehlert@kinross.com should you wish to so discuss.

Sincerely,

KINROSS GOLD CORPORATION

Thomas M. Boehlert

Executive Vice-President & Chief Financial Officer

c:                                       Nicholas J. Hayduk, Vice-President, Legal, Kinross Gold Corporation